Exhibit 99.5

Nano Dimension to Review its Options Relative to Stratasys and Other

Strategic Acquisition Targets

Comments on Stratasys’ Response to Its All-Cash Offer

Expresses Disappointment in Stratasys’ Refusal to Engage

Waltham, Mass., March 23, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), the largest active shareholder of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) with a 14.5% ownership stake, today issued the following statement in response to Stratasys’ rejection of its proposal to acquire Stratasys for $18.00 per share in cash. The all-cash offer reflected a 36% premium to the unaffected closing stock price as of March 1, 2023, and a 31% premium to the 60-day VWAP through March 1, 2023.

“We are disappointed in Stratasys’ refusal to engage with Nano Dimension regarding our compelling offer, which would have delivered immediate value at a substantial premium to Stratasys’ shareholders amid a challenging market environment,” said Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension. “After constructive discussions with Stratasys’ CEO, we were surprised that the Stratasys Board was unwilling to engage in an open dialogue around a combination of our businesses. While we remain open to discussions, we are disciplined with regards to our growth strategy and will consider our options, relative to both Stratasys and alternative strategic acquisition targets currently under review.”

Greenhill & Co., LLC and Lazard Frères & Co., LLC are acting as Nano Dimension’s financial advisors, and Sullivan & Worcester LLP is serving as legal advisor.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses remaining open for discussions, or considering its options, relative to both Stratasys and alternative strategic acquisition targets currently under review. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com